Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCES AND
RIGHTS OF SERIES A PREFERRED STOCK
OF
GREAT PLAINS HOLDINGS, INC.
(Pursuant to Nevada Revised Statutes 78.1955)

1.  Name of corporation: Great Plains Holdings, Inc., a Nevada profit corporation (“Company”).

2.  By resolution of the Board of Directors of the Company pursuant to the provisions in the Company’s Amended and Restated Articles of Incorporation (the “Articles”), this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock:

Section 1. Designation and Amount.

There shall be a series of the voting preferred stock of the Company which shall be designated as the “Series A Preferred Stock,” $0.001 par value, and the number of shares constituting such series shall be one million (1,000,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

Section 2. Dividends and Distributions. None.

Section 3. Voting Rights.

The holders of shares of Series A Preferred Stock shall have the following voting rights:

(a)           Each share of Series A Preferred Stock shall entitle the holder thereof to 300 votes on all matters submitted to a vote of the stockholders of the Company.

(b)           Except as otherwise provided herein, in the Company’s Articles or by law, the holders of shares of Series A Preferred Stock, the holders of shares of Common Stock, and the holders of shares of any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

Section 4. Conversion. The holders of the Series A Preferred Stock shall not have any conversion rights.

IN WITNESS THEREOF, the Company has caused this Certificate to be executed on its behalf by its authorized officer on March __, 2014.

Great Plains Holdings, Inc.:

By:
Name:
Title:
Date:	, 2014